June 6, 2007

By U.S. Mail and facsimile to (706) 736-3500

Darrell R. Rains
Chief Financial Officer
Southeastern Bank Financial Corp.
3530 Wheeler Road
Augusta, GA 30909

Re: Southeastern Bank Financial Corp.
       Form 10-K for the period ended December 31, 2006
       Form 10-Q for the quarter ended March 31, 2007
       File No. 0-24172

Dear Mr. Rains:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements for the Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Note 4-Loans, page 90

1.   We note you decreased your allowance for loan losses $694,000 to adjust for over-accrual of estimated losses on unfunded lines and commitments and standby letters of credit in conjunction with the adoption of SAB 108. Please provide us with the following additional information:

- tell us whether the adjustment was recorded on the books and records at the parent company (holding company) level, or at the subsidiary company (bank) level;

- quantify the allowance for losses on unfunded lines and commitments and standby letters of credit for each of the last five years;

- tell us where the allowance for losses on unfunded lines and commitments and standby letters of credit is classified in your consolidated balance sheets. Explain how that classification complies with the guidance in paragraph 8e of SOP 01-6 and paragraph 9.15 of the AICPA Audit Guide for Depository and Lending Institutions; and

- if your allowance for losses on unfunded lines and commitments and standby letters of credit are improperly classified on your balance sheets, revise your financial statements and all other related disclosures (e.g. the allowance for loan losses to net loans in your selected financial data on page 31, Guide 3 disclosures, etc.), or tell us why no such revision is necessary.

2.   Considering the comment above, explain how you determined the over-accrual resulted from an error rather than a change in estimate and tell us why you believe it is appropriate to record the adjustment in retained earnings in conjunction with the adoption of SAB 108, rather than in current period income.

Other '34 Act Filings

3.   Please revise any other '34 Act filings, as necessary, as a result of our comments above.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief